SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

29 May 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 29 May 2009

                    re: Annual Information Update

LLOYDS BANKING GROUP plc
FSA ANNUAL INFORMATION UPDATE (AIU)

This AIU is required by and is being made pursuant to prospectus rule 5.2 and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this AIU and the Company does not undertake any obligation to update the information in future. Furthermore, this information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This AIU does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Section1
Regulatory Information Service/The London Stock Exchange (www.londonstockexchange.com)

Brief description of information published and where details can be obtained (Note 1 below refers)	Date of publication (if applicable -Note 2 below refers)
Blocklisting application	04/04/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibility or connected persons - Mrs. H.A. Weir, Mr. G.T. Tate & Mr. J.E. Daniels	04/04/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibility or connected persons
- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mr. M.E. Fairey, Mrs. H.A. Weir, Mr. G.T. Tate & Mr. J.E. Daniels

10/04/2008
Board change - Mrs. H.A. Weir	18/04/2008
Board change - Ms. T.A. Dial	18/04/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mr. M.E. Fairey, Mrs. A.S. Risley, Mr. G.T. Tate & Mr. J.E. Daniels

23/04/2008
Annual information update	24/04/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. T.J.W. Tookey	24/04/2008
Notification of voting rights and capital	30/04/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Sir Victor Blank, Mr. J.E. Daniels, Mr. M.E. Fairey, Mr. A.G. Kane, Mr. G.T. Tate, Mrs. Weir, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson &

Mr. T.J.W. Tookey

30/04/2008
Interim management statement	06/05/2008
AGM voting results	09/05/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. G.T. Tate, Mrs. Weir, Mrs. A.S. Risley, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson & Mr. T.J.W. Tookey

09/05/2008
Document re AGM resolutions	12/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Ewan Brown	13/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Ewan Brown	20/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. M.E. Fairey	20/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. A.G. Kane	20/05/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mr. M.E. Fairey, Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

21/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. G.T. Tate	22/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mrs H.A. Weir	23/05/2008
Notification of voting rights and capital	30/05/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. C.M. Wiscarson	02/06/2008
Mortgage arrangement with Northern Rock	05/06/2008
Form 20-F statement	05/06/2008
Board change - Martin Anthony Scicluna	20/06/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mr. M.E. Fairey, Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

24/06/2008
Notification of voting rights and capital	30/06/2008
Interim block listing return	01/07/2008
Director declaration - Dr. Berndt	04/07/2008
Director declaration - Sir David Manning	08/07/2008
Segmental analysis	11/07/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

23/07/2008
Prospectus dated 24 July 2008 for a private placement by Lloyds TSB Group plc of US$3,750,000,000 extendible notes	24/07/2008
2008 interim results news release	30/07/2008
Notification of voting rights and capital	31/07/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Victor Blank & Mr. J.E. Daniels	01/08/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. A.G. Kane	06/08/2008
Supplementary prospectus dated 5 August 2008 relating to the US$3,750,000,000 extendible notes of Lloyds TSB Group plc	08/08/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

21/08/2008
Notification of voting rights and capital	29/08/2008
Notification of change in directors details - Mr. J.P. du Plessis	01/09/2008
Notification of change in directors details - Mr. P.N. Green	03/09/2008
Recommended acquisition of HBOS plc	18/09/2008
Price monitoring extension	18/09/2008
Second price monitoring extension	18/09/2008
Board change - Carolyn Julia McCall	19/09/2008
Placing of up to 5% of issued share capital	19/09/2008
Placing of 284,400,000 new ordinary shares @ 270p	19/09/2008
City code on takeovers and mergers rule 2.10 disclosure	25/09/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

25/09/2008
City code on takeovers and mergers rule 2.10 disclosure	25/09/2008
Notification of change in directors details - Mr. M.A. Scicluna	29/09/2008
Notification of voting rights and capital	01/10/2008
City code on takeovers and mergers rule 2.10 disclosure	03/10/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mrs. C.F. Sergeant, , Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir and Mr. T.J.W. Tookey

06/10/2008
4.2 announcement re HBOS	07/10/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - - Mr. C.M. Wiscarson	07/10/2008
Publication of supplementary prospectus - extendible notes	07/10/2008
Government banking stability proposals	08/10/2008
Revised terms for the acquisition of HBOS plc and proposal to raise £5.5bn of new capital.	13/10/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - - Mr. G.T. Tate	13/10/2008
City code on takeovers and mergers rule 2.10 disclosure	13/10/2008
Price monitoring extension	13/10/2008
Second price monitoring extension	13/10/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - - Mr. Ewan Brown	14/10/2008
Publication of supplementary prospectus - extendible notes	15/10/2008
Director declaration - Mr. J.P. du Plessis	16/10/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - - Mr. A.G. Kane	16/10/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - - Mrs H.A. Weir	21/10/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

21/10/2008
Announcement of the HBOS acquisition timetable	24/10/2008
Board change - Tim James William Tookey	30/10/2008
Executive changes	30/10/2008
Notification of voting rights and capital	31/10/2008
Interim management statement	03/11/2008
Chairman's letter to shareholders about the HBOS transaction	03/11/2008
'Offer document posted' notification re HBOS	03/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. G.T. Tate	03/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. J.E. Daniels	04/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. T.J.W. Tookey	05/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mrs A.S. Risley	07/11/2008
Publication of supplementary prospectus - extendible notes	07/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Sir Victor Blank and Mrs H.A. Weir	10/11/2008
Publication of final terms - extendible notes	14/11/2008
Prospectus, update of timetable and details of excess application facility relating to the placing and open offer	19/11/2008
General meeting voting results	19/11/2008
Publication of prospectus	20/11/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. M.A. Scicluna, Sir Victor Blank, Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

20/11/2008
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. E. Brown and Mrs A.S. Risley	21/11/2008
Document re GM resolutions	21/11/2008
Publication of supplementary prospectus - extendible notes	21/11/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

24/11/2008
Notification of major interests in shares - Legal & General Group plc	27/11/2008
Price monitoring extension	28/11/2008
Second price monitoring extension	28/11/2008
Preference share scheme	05/12/2008
4.2 announcement of HBOS	11/12/2008
Lloyds TSB comment on personal loan payment protection insurance and trading update from HBOS	12/12/2008
Results of HBOS general meeting and details of Lloyds TSB placing and open offer	12/12/2008
Publication of supplementary prospectus - extendible notes	18/12/2008
Publication of supplementary prospectus	18/12/2008
Publication of supplementary prospectus	18/12/2008
Publication of supplementary prospectus	18/12/2008
Publication of prospectus	18/12/2008
Price monitoring extension	18/12/2008
Second price monitoring extension	18/12/2008
City code on takeovers and mergers rule 2.10 disclosure	19/12/2008
Notification of major interests in shares - AXA Investment Managers Limited	19/12/2008
Price monitoring extension	19/12/2008
Second price monitoring extension	19/12/2008
Erratum to prospectus	23/12/2008

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

23/12/2008
Notification of major interests in shares - Legal & General Group Plc	23/12/2008
Price monitoring extension	29/12/2008
Second price monitoring extension	29/12/2008
Notification of voting rights and capital	31/12/2008
Block listing six monthly return	02/01/2009
Settlement with USA authorities	12/01/2009
First court hearing	12/01/2009
Placing and open offer of shares	12/01/2009
Preference share court hearing	12/01/2009
Publication of supplementary prospectus	13/01/2009
Rule 2.10 Announcement	13/01/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

-      Mr. A.G. Kane, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, Mr. J.E. Daniels, Mr. M.A. Scicluna, Mr. Ewan Brown, Dr Berndt, Sir Victor Blank, Mr. J.P. du Plessis, Mr. P.N. Green, Sir Julian Horn-Smith, Lord Leitch and Sir David Manning.

-

13/01/2009
Notification of major interests in shares - AXA Investment Managers Limited	13/01/2009
Notification of major interests in shares - The Solicitor for the affairs of her Majesty's Treasury	13/01/2009
Notification of major interests in shares - AXA Investment Managers Limited	14/01/2009
Acquisition Update: Court confirmation of Reduction of Capital and Scheme becoming effective.	16/01/2009
Court confirmation of Preference Reduction of Capital and Preference Scheme becoming Effective.	16/01/2009
Change of company name.	16/01/2009
Price monitoring extension	19/01/2009
Second price monitoring extension	19/01/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mr. M.A. Scicluna, Sir Victor Blank, Mrs. C.F. Sergeant and Ms J. Dawson

19/01/2009
Acquisition update	19/01/2009
TR1 - notification of major interests in shares - The Solicitor for the Affairs of Her Majesty's Treasury	20/01/2009
TR1 - notification of major interests in shares - Legal & General	20/01/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

22/01/2009
Corporate broker appointment - UBS	29/01/2009
Notification of voting rights and capital	30/01/2009
Directorate change	02/02/2009
Price monitoring extension	06/02/2009
Second price monitoring extension	06/02/2009
Trading statement	13/02/2009
Price monitoring extension	13/02/2009
Second price monitoring extension	13/02/2009
Price monitoring extension	16/02/2009
Second price monitoring extension	16/02/2009
Directorate change	20/02/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

24/02/2009
Government asset protection scheme	26/02/2009
Lloyds Banking Group 2008 results	27/02/2009
Asset protection scheme	27/02/2009
Government asset protection scheme	09/03/2009
Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons - Mr. M.A. Fisher.	12/03/2009
Directorate change	17/03/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons

- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate , Mrs. H.A. Weir, Mr. T.J.W. Tookey, & Mr. J.E. Daniels

23/03/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir, Mr. T.J.W. Tookey, Mr. J.E. Daniels, Mr. M.A. Fisher & Mis s J. Dawson

09/04/2009
Board change - Ewan Brown	21/04/2009

Notification of transactions relating to the shares of the issuer by directors, persons discharging managerial responsibilities or connected persons
- Mr. A.G. Kane, Mrs. C.F. Sergeant, Mr. C.M. Wiscarson, Mrs. A.S. Risley, Mr. G.T. Tate, Mrs. H.A. Weir, Mr. T.J.W. Tookey and Mr. J.E. Daniels.

22/04/2009
Document re 2008 notice of meeting, annual report and accounts, form of proxy etc	30/04/2009

Section 2

Registrar of Companies (ROC) (www.direct.companies-house.gov.uk)

Form description	Brief description of information published and where details can be obtained (Note 1 below refers)	Date of publication
288c	Change of particulars - J.E. Daniels	08/04/2008
288c	Change of particulars - P.N. Green	08/04/2008
88(2)	Return of allotment of shares - 40,785 ordinary shares of 25p	15/04/2008
88(2)	Return of allotment of shares - 26,500 ordinary shares of 25p	15/04/2008
-	Annual accounts	22/04/2008
288b	Resignation - Mrs. T.A. Dial	25/04/2008
88(2)	Return of allotment of shares - 25,414 ordinary shares of 25p	28/04/2008
88(2)	Return of allotment of shares - 47 , 170 ordinary shares of 25p	28/04/2008
88(2)	Return of allotment of shares - 79,034 ordinary shares of 25p	01/05/2008
288a	Appointment - Sir David Manning	07/05/2008
88(2)	Return of allotment of shares - 17,888 ordinary shares of 25p	07/05/2008
88(2)	Return of allotment of shares - 22,181 ordinary shares of 25p	07/05/2008
288b	Resignation - Alastair John Michie	12/05/2008
288a	Appointment - Margaret Ann Coltman	12/05/2008
88(2)	Return of allotment of shares - 11,926 ordinary shares of 25p	12/05/2008
88(2)	Return of allotment of shares - 23,123 ordinary shares of 25p	22/05/2008
88(2)	Return of allotment of shares - 69,425 ordinary shares of 25p	22/05/2008
88(2)	Return of allotment of shares - 21,630 ordinary shares of 25p	22/05/2008
88(2)	Return of allotment of shares - 94,656 ordinary shares of 25p	22/05/2008
88(2)	Return of allotment of shares - 157,295 ordinary shares of 25p	20/06/2008
88(2)	Return of allotment of shares - 16,274 ordinary shares of 25p	20/06/2008
88(2)	Return of allotment of shares - 2,180,119 ordinary shares of 25p	20/06/2008
88(2)	Return of allotment of shares - 22,564,905 ordinary shares of 25p	20/06/2008
88(2)	Return of allotment of shares - 7,463,005 ordinary shares of 25p	20/06/2008
88(2)	Return of allotment of shares - 24,685 ordinary shares of 25p	20/06/2008
288b	Resignation – Mr. M.E. Fairey	01/07/2008
288c	Change of particulars - Dr. Berndt	08/07/2008
363a	Annual return	14/07/2008
288c	Change of particulars - Sir David Manning	14/07/2008
288c	Change of particulars - Sir David Manning	22/07/2008
88(2)	Return of allotment of shares - 813,547 ordinary shares of 25p	01/08/2008
88(2)	Return of allotment of shares - 776,168 ordinary shares of 25p	01/08/2008
88(2)	Return of allotment of shares - 383,074 ordinary shares of 25p	01/08/2008
AA	Interim accounts	07/08/2008
88(2)	Return of allotment of shares - 1,180,858 ordinary shares of 25p	11/08/2008
88(2)	Return of allotment of shares - 44,651 ordinary shares of 25p	15/08/2008
88(2)	Return of allotment of shares - 91,155 ordinary shares of 25p	18/08/2008
88(2)	Return of allotment of shares - 261,694 ordinary shares of 25p	18/08/2008
88(2)	Return of allotment of shares - 278,916 ordinary shares of 25p	18/08/2008
88(2)	Return of allotment of shares - 470,491 ordinary shares of 25p	18/08/2008
288c	Change of particulars - Sir David Manning	22/08/2008
288a	Appointment – Mr. M.A. Scicluna	03/09/2008
288c	Change of particulars – Mr. J.P. du Plessis	03/09/2008
288c	Change of particulars – Mr. P.N. Green	04/09/2008
88(2)	Return of allotment of shares - 204,693 ordinary shares of 25p	12/09/2008
288c	Change in particulars - Sir Julian Horn-Smith	22/09/2008
88(2)	Return of allotment of shares - 150,160 ordinary shares of 25p	22/09/2008
88(2)	Return of allotment of shares - 119,261 ordinary shares of 25p	26/09/2008
288a	Appointment of director - Ms. C.J. McCall	09/10/2008
288c	Change in particulars - Mr. G.T. Tate	03/10/2008
88(2)	Return of allotment of shares - 244,011 ordinary shares of 25p	10/10/2008
88(2)	Return of allotment of shares - 177,432 ordinary shares of 25p	10/10/2008
88(2)	Return of allotment of shares - 325,376 ordinary shares of 25p	10/10/2008
288c	Change in particulars - Mr. M.A. Scicluna	15/10/2008
88(2)	Return of allotment of shares - 48,691 ordinary shares of 25p	22/10/2008
88(2)	Return of allotment of shares - 284,400,000 ordinary shares of 25p	27/10/2008
288c	Change of particulars - Philip Neville Green	04/11/2008
288c	Change of particulars - Lord Leitch	06/11/2008
288c	Change of particulars - Mr. J.P. du Plessis	11/11/2008
288c	Change of particulars - Sir David Manning	13/11/2008
288a	Appointment of director - Mr. T.J.W. Tookey	25/11/2008
88(2)	Return of allotment of shares - 2,168 ordinary shares of 25p	23/12/2008
-	Certificate of incorporation on change of name	16/01/2009
	Special resolutions	16/01/2009
123	Increase in authorised capital	16/01/2009
-	Memorandum and articles of association	22/01/2009
288a	Appointment of company secretary - Mr. H.A. Baines	22/01/2009
288b	Resignation of company secretary - Mrs M.A. Coltman	22/01/2009
288c	Change of particulars - Ewan Brown	27/01/2009
88(2)	Return of allotment of shares - 750,000 ordinary shares of $0.25	30/01/2009
88(2)	Return of allotment of shares - 750,000 ordinary shares of $0.25	30/01/2009
88(2)	Return of allotment of shares - 500,000 ordinary shares of €0.25	30/01/2009
88(2)	Return of allotment of shares - 1,250,000 ordinary shares of $0.25	30/01/2009
88(2)	Return of allotment of shares - 750,000 ordinary shares of $0.25	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
128(1)	Statement of rights attaching to allotted shares	30/01/2009
88(2)	Return of allotment of shares - 2,596,653,203 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 299,987,729 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 7,775,694,993 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 99,999,942 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 745,431 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 334,951 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 186,190,532 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 1,000,000 ordinary shares of 25P	16/02/2009
88(2)	Return of allotment of shares - 3,000,000 ordinary shares of 25P	16/02/2009
123	Notice of increase in authorised capital	18/02/2009
288c	Change of particulars - Mr. G.T. Tate	11/03/2009
288a	Director appointed - Mr. T.T. Ryan	20/03/2009
288c	Change of particulars – Ms C.J. McCall	01/04/2009
288c	Change of particulars – Sir David Manning	01/04/2009
288c	Change of particulars – Mr. M.A. Scicluna	01/04/2009
288a	Director appointed - Mr. Anthony Watson	08/04/2009
288b	Director resigned - Mr. Jan du Plessis	17/04/2009
288c	Change of particulars – Mr. P.N. Green	15/04/2009

Section 3

Securities & Exchange Commission (SEC) and New York Stock Exchange
(www.sec.gov)

Form description

Brief description of information published

These are the notifications to the SEC and the New York Stock Exchange of the items listed against the same dates in section 1 of this update (unless otherwise stated)

Date of publication
6-K	Report of foreign issuer x2	04/04/2008
6-K	Report of foreign issuer	10/04/2008
6-K	Report of foreign issuer x2	18/04/2008
6-K	Report of foreign issuer	23/04/2008
6-K	Report of foreign issuer x2	24/04/2008
6-K	Report of foreign issuer x2	30/04/2008
6-K	Report of foreign issuer x2	06/05/2008
6-K	Report of foreign issuer x2	09/05/2008
6-K	Report of foreign issuer	12/05/2008
6-K	Report of foreign issuer	13/05/2008
6-K	Report of foreign issuer x3	20/05/2008
6-K	Report of foreign issuer	22/05/2008
6-K	Report of foreign issuer	22/05/2008
6-K	Report of foreign issuer	23/05/2008
6-K	Report of foreign issuer	30/05/2008
6-K	Report of foreign issuer	02/06/2008
20F	Annual and transition report of foreign private issuers	05/06/2008
6-K	Report of foreign issuer x 2	05/06/2008
6-K	Report of foreign issuer x 2	20/06/2008
6-K	Report of foreign issuer	24/06/2008
6-K	Report of foreign issuer	30/06/2008
6-K	Report of foreign issuer	01/07/2008
6-K	Report of foreign issuer	07/07/2008
6-K	Report of foreign issuer	08/07/2008
6-K	Report of foreign issuer	11/07/2008
6-K	Report of foreign issuer	23/07/2008
6-K	Report of foreign issuer	30/07/2008
6-K	Report of foreign issuer	31/07/2008
6-K	Report of foreign issuer	01/08/2008
6-K	Report of foreign issuer	06/08/2008
6-K	Report of foreign issuer	22/08/2008
6-K	Report of foreign issuer	29/08/2008
6-K	Report of foreign issuer	02/09/2008
6-K	Report of foreign issuer	03/09/2008
6-K	Report of foreign issuer	18/09/2008
6-K	Report of foreign issuer x 4	19/09/2008
6-K	Report of foreign issuer x 3	25/09/2008
6-K	Report of foreign issuer	29/09/2008
6-K	Report of foreign issuer	01/10/2008
6-K	Report of foreign issuer	03/10/2008
6-K	Report of foreign issuer	06/10/2008
6-K	Report of foreign issuer	07/10/2008
6-K	Report of foreign issuer x 2	08/10/2008
6-K	Report of foreign issuer x 4	14/10/2008
6-K	Report of foreign issuer x2	16/10/2008
NO ACT	No action letter	21/10/2008
6-K	Report of foreign issuer x2	21/10/2008
6-K	Report of foreign issuer	24/10/2008
6-K	Report of foreign issuer x2	30/10/2008
6-K	Report of foreign issuer	31/10/2008
6-K	Report of foreign issuer x3	03/11/2008
6-K	Report of foreign issuer x3	04/11/2008
6-K	Report of foreign issuer	05/11/2008
F6	Registration of American depositary receipt shares, not immediately effective	06/11/2008
6-K	Report of foreign issuer	07/11/2008
6-K	Report of foreign issuer	10/11/2008
6-K	Report of foreign issuer x 3	12/11/2008
Effect		17/11/2008
6-K	Report of foreign issuer	20/11/2008
6-K	Report of foreign issuer x 2	21/11/2008
6-K	Report of foreign issuer	24/11/2008
6-K	Report of foreign issuer	28/11/2008
6-K	Report of foreign issuer	12/1 2/2008
6-K	Report of foreign issuer X 2	19/1 2/2008
6-K	Report of foreign issuer X 2	23/1 2/2008
6-K	Report of foreign issuer	31/12/2008
6-K	Report of foreign issuer	02/01/2009
6-K	Report of foreign issuer	09/01/2009
6-K	Report of foreign issuer x 2	12/01/2009
6-K	Report of foreign issuer x 3	13/01/2009
SC 13 D	General statement of acquisition of beneficial ownership	14/01/2009
6-K	Report of foreign issuer x 3	14/01/2009
6-K	Report of foreign issuer x 3	16/01/2009
6-K	Report of foreign issuer X 5	20/01/2009
SC 13 D/A	General statement of beneficial ownership (amendment)	21/01/2009
424B3	Prospectus	21/01/2009
6-K	Report of foreign issuer	22/01/2009
6-K	Report of foreign issuer	29/01/2009
6-K	Report of foreign issuer	30/01/2009
6-K	Report of foreign issuer	02/02/2009
6-K	Report of foreign issuer	13/02/2009
6-K	Report of foreign issuer	20/02/2009
6-K	Report of foreign issuer	24/02/2009
6-K	Report of foreign issuer	26/02/2009
6-K	Report of foreign issuer x2	27/02/2009
6-K	Report of foreign issuer	10/03/2009
6-K	Report of foreign issuer	12/03/2009
6-K	Report of foreign issuer	17/03/2009
6-K	Report of foreign issuer	23/03/2009
6-K	Report of foreign issuer	09/04/2009
6-K	Report of foreign issuer	21/04/2009
6-K	Report of foreign issuer	22/04/2009
6-K	Report of foreign issuer	30/04/2009

Section 4

www.lloydsbankinggroup.com

Form description	Brief description of information published	Date of publication
Copies of all company announcements may be found on our website

Section 5 - European jurisdictions

The Netherlands: Euronext Amsterdam N.V. (www.euronext.com)

Brief description of information published	Date of publication
Announcement on Euronext Amsterdam by NYSE regarding listing on 19 January 2009 of Lloyds TSB Group plc €500,000,000 7.875% Non-Cumulative Preference Shares on Euronext Amsterdam by NYSE Euronext	16/01/2009
Announcement on Euronext Amsterdam by NYSE Euronext regarding change of name of Lloyds TSB Group plc to Lloyds Banking Group plc	21/01/2009
Announcement on Euronext Amsterdam by NYSE Euronext regarding Board change	21/04/2009
Announcement of the availability of the 2008 annual report and accounts	30/04/2009

Note 1

Further details about the information published by Lloyds Banking Group plc may be obtained from the Company Secretary's department, 25 Gresham Street, London EC2V 7HN and, where relevant, the Registrar of Companies.

Note 2

The above were notified to a Regulatory Information Service (RIS) and the United States Securities and Exchange Commission (SEC) (with a copy to the New York Stock Exchange). During the period, a number of other notifications were made to the RIS pursuant to the rules governing substantial acquisitions of shares issued on behalf of the panel on takeovers and mergers, relating to notifiable interests in the capital of certain listed companies held by the group - further details about these announcements may be obtained from the Company Secretary’s department 25 Gresham Street, London EC2V 7HN

Note 3

This annual information update relates to the period from 4th April, 2008 to 1st May 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  29 May 2009